Filed by: Deutsche Target Date Series
pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Companies: Deutsche LifeCompass Retirement Fund and
Deutsche LifeCompass 2040 Fund, each a series of Deutsche Target Date Series
Commission File No.: 811-08606

Deutsche LifeCompass 2015 Fund
Deutsche LifeCompass 2020 Fund
Deutsche LifeCompass 2030 Fund
Deutsche LifeCompass 2040 Fund
Deutsche LifeCompass Retirement Fund

Special Meeting of Shareholders has been adjourned to
September 11, 2015

Urgent Request

PLEASE SUBMIT YOUR VOTE TODAY!

Dear Shareholder:

The Special Meeting of Shareholders scheduled for July 24, 2015 has been adjourned to September 11, 2015 at
2:00 p.m. Eastern Time, at the offices of Deutsche Asset & Wealth Management, 345 Park Avenue, New York, New York
10154.  If you have already voted, thank you.  If you have not yet voted, please submit your vote promptly.

For the reasons set forth in the proxy materials, the Board of Trustees recommends that you vote "FOR" the proposal(s).  Your vote is important no matter how many shares you own.  We urge you to act promptly in order to allow us to obtain a sufficient number of votes to hold the meeting and avoid the cost of additional solicitation.

If you have any questions regarding the proposal(s), or need duplicate proxy materials, please contact Computershare Fund Services at 1-866-963-6127.  Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m. and Saturday from 12:00 p.m. to 6:00 p.m. Eastern time.  A copy of the proxy statement is also available on Computershare’s website at www.proxy-direct.com/dws-26588.

For your convenience, please utilize any of the following methods to submit your vote:

1. By Internet.
Log on to the website noted on your proxy card(s) or voting instruction form, enter the control number printed on the voting card(s), and follow the simple online instructions.

2. By Touch-Tone Phone.
Call the toll-free number found on your voting card(s) or voting instruction form, and follow the simple instructions.

3. By Speaking to a Proxy Specialist.
Call 1-866-963-6127 to speak to a live proxy specialist.  We can answer your questions and record your vote.

4. By Mail.
Simply return your signed and dated voting card(s) or voting instruction form in the envelope provided.

Please try to utilize one of the options above to vote your shares, so your vote can be received in time for the meeting.

YOUR VOTE IS VERY IMPORTANT.  PLEASE VOTE YOUR SHARES TODAY!

ADJ – 26588
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